March 25, 2019
Project number: 5CF007.002

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”), Annual Report on Form 40-F, Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2018 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2018.

I, Stephen Taylor, PEng of SRK Consulting (Canada) Inc., hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-227855) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•	“Technical Report for the La Parrilla Silver Mine, San Jose de La Parrilla, Durango, Mexico” dated December 31, 2016 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

Stephen Taylor, PEng
Principal Consultant (Mining)
SRK Consulting (Canada) Inc.